

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

August 2, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Steven Weldon
Chief Financial Officer
Inverted Paradigms Corporation
1800 2nd Street East, Suite 735
Sarasota, Florida 34326

> **Re: Inverted Paradigms Corporation**
> **Form 10-KSB for the calendar year ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 000-27131**

Dear Mr. Weldon:

　　　We have reviewed your response to our prior comments dated June 15, 2006, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.　We note your response to prior comments 1, 2, 3, 5, 6, 7, 9, 10, 18, 19 and 20. Please amend your filings as previously requested and include the proposed revised disclosure contained in your letter.

<u>Liquidity and Capital Resources, page 15</u>

2.　We note your response to our prior comment 4 regarding your discussion of cash flows as it relates to discontinued operations. The numbers provided in your response do not appear to match those reported in the cash flows statements. For instance your response indicates, for 2004, a change in prepaid of $8,393 while the cash flows statement shows a change of $33,980, and your response shows a

> change in accounts payable of $35,900 while the cash flows show a change of ($179,699). Also, in 2004, $62,664 is reported as net cash provided by discontinued operations separate from net cash provided by (used in) operating, investing and financing activities. We reiterate our comment. Please revise your liquidity discussion to include the substantive reasons for the changes in the components of cash (in this case discontinued operations) and the impact on future cash flows. See Codification of Financial Reporting Releases 501.13.b and 501.13.b.1.

Statement of Cash Flows, page F-6

3. We note your response to our prior comment 8. Please confirm the presentation of cash flows provided by discontinued operations in the amount of $18,825 and $62,664 for 2005 and 2004, respectively, does not combine all operating, investing and financing cash receipts and payments as one separate line item. If so, please revise the statements to conform to the disclosure requirements in SFAS No. 95 that all cash flows from discontinued operations be reported separately as they relate to operating, investing, or financing activities or integrate them within continuing operations. See Joel Levine's speech at the 33rd AICPA National Conference on Current SEC and PCAOB Developments at www.sec.gov and the transitional guidance in CPCAF Alerts 98 and 90 at http://www.aicpa.org/cpcaf/download/news/CPCAFAlert98_041906.pdf . Please revise both the annual and interim period consolidated statements, as applicable.

Note 7. Notes Payable – Stockholders, page F-11

4. We note your response with regards to our prior comment 11 and reiterate our comment. Please explain your basis for concluding that no charge is required in the financial statements related to the additional consideration of 50,000 shares of common stock with a fair value calculated to be $5,000 based on the closing price of the stock on the date of issuance. Tell us when the stock was issued and the accounting literature you relied upon to support your conclusion.

5. With respect to your accounting for the 75,000 shares of common stock delivered as additional incentive for the note sold in March 2006, please tell us how you determined the fair value of the shares to be $1,125.

Note 8 – Income Taxes, page F-12

6. We note your response to our prior comment 12 regarding the IRS analysis. It appears management does not believe the analysis is required to be completed unless the Company achieves profitability and intends to make use of net operating loss carry forwards. Your current disclosure indicates you have yet to complete the analysis required, implying you are in the process of completing it

but just have not yet finished. Please revise to include management's assessment that the analysis is not required at this point in time and the substantive reasons why.

Note 9. Stockholder's Equity, page F-13

7. We note your response to our prior comment 13. It is not evident how you were able to conclude that no beneficial conversion features should be recorded. Please provide us with your analysis for each period presented for each transaction where notes were issued and can be converted at a discount to the market price of the stock. Include in your analysis the following information:
    - principal amount of the note,
    - the date of the promissory note,
    - the commitment date,
    - the conversion terms, for example, the lesser of $1.25 per share or a 40% discount to the average closing bid price for the thirty days after the signing of the agreement
    - the fair value of the common stock at the commitment date and how fair value was determined, for example market price
    - the conversion price
    - the intrinsic value of beneficial conversion feature

8. We note your response to our prior comment 14 and the inclusion of your response in the Form 10-Q for the period ended March 31, 2006. The addition of language indicating the adoption of SFAS No, 123(R) does not fully meet the disclosure requirements of SFAS No. 123 or 123(R). Refer to paragraphs 45-48 of SFAS 123 and paragraph 64 of SFAS 123(R).   Please provide all of the required disclosure in your amended filings.

Note 11. Commitments and Contingencies, page F-14

9. We note your response to prior comment 15 and proposed revisions. Reference is made to the last sentence of your response. We assume that you will reclassify the gain on extinguishment of debt for 2005 also. Further, your reference to obtaining written negotiations legally releasing you from your obligations is not clear. Please disclose, if true, that you were legally released from the liabilities by the creditors.

Form 10-Q for the period ended March 31, 2006

Notes to Financial Statements

Note 4 – Asset Purchase, page 8

10. In addition to the proposed disclosure included in your response to prior comment 16, please also indicate whether the version acquired will be marketed until a new version is developed by the company.

Note 6 – Stockholders' Equity, page 9

11. We note that you have determined the fair value of your stock to be .015 cents as of March 9, 2006 based on other stock issuances during the first quarter of 2006. We also note that several of your stock issuances have been at substantial discounts to the bid or market price of your common stock. Please advise us of the specific stock issuances you have relied upon to establish fair value. Include in your response the date the stock was issued, the stock price, market price and whether the transaction was with a third party. Further, please tell us what consideration you have given to the market price in determining the fair value of your common stock.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272, or Donna Di Silvio, at (202) 551-3202. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief